

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 20, 2008

Mr. Michael F. Schmidt
Chief Financial Officer
Language Line Holdings, Inc.
One Lower Ragsdale Drive
Monterey, California 93940

      Re: **Language Line Holdings, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2007
          Filed March 26, 2008
          File No. 333-118754**

Dear Mr. Schmidt:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director